Exhibit (h)(5)

Amended and Restated
Schedule C
to the
Administration and Fund Accounting Agreement
by and between
Stewart Capital Mutual Funds
and
UMB Fund Services, Inc.

Annual Asset-Based Fees (per portfolio)
■	Up to $250 million in assets	10.0* basis points, plus
■	Next $250 million in assets	7.5* basis points, plus
■	Next $250 million in assets	5.0* basis points, plus
■	Assets over $750 million	3.0* basis points

*For more complex funds (e.g., international, mortgage-backed, etc.) add 2 basis points.
Master-feeder funds and funds that are hedged (i.e., more than 10%) require customized pricing.

Minimum Annual Fee (per portfolio)
■	Until December 31, 2008: lower Minimum from $65,000 to $62,500	$62,500
■	Beginning January 1 ,2009	$65,000

Minimum fees are aggregated and applied pro-rata across all funds.*

Multi-Class
Per class, per month	$1,500

Special Projects and Services	$175/hour

Out-of-Pocket Expenses and Other Related Expenses
Out-of-pocket expenses include but are not limited to portfolio pricing services; EDGAR filing fees; design, typesetting and printing of shareholder reports and prospectuses; photocopying; storage fees for fund records; express delivery charges; travel on behalf of fund business, and expenses, including but not limited to attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider to the funds.  Other expenses include pricing of securities, which will be charged in accordance with the Administrator’s current pricing schedule, as well as fees for research services and other service interface fees.

*The minimum monthly fee is subject to an annual escalation equal to the increase in the Consumer Price Index - Urban Wage Earners (CPI) (but not to exceed five percent (5.0%) per annum), which escalation shall be effective commencing one year from the date of this Agreement (the “Anniversary Date”) and on the corresponding Anniversary Date each year thereafter.  CPI shall be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.

Fee Discount
For the period beginning October 1, 2008 and ending September 30, 2009, a ten (10) percent discount will be applied to all of the above fees other than “Out-of-Pocket Expenses and Other Related Expenses.”

The undersigned, intending to be legally bound, hereby execute this Amended and Restated Schedule C to the Administration and Fund Accounting Agreement dated December 5, 2006, and executed between Stewart Capital Mutual Funds and UMB Fund Services, Inc., to be effective as of the 1st day of October, 2008.

UMB FUND SERVICES, INC.	STEWART CAPITAL
MUTUAL FUNDS

By: /s/ Peter J. Hammond	By: /s/ Malcolm E. Polley

Title: EVP	Title: President